

February 28, 2012

Via E-mail
Michel Demaré
Executive Vice President and Chief Financial Officer
ABB Ltd
Affolternstrasse 44
CH-8050 Zurich
Switzerland

>   **Re: ABB Ltd**
>   **Form 20-F for the Fiscal Year Ended December 31, 2010**
>   **Filed March 17, 2011**
>   **File No. 1-16429**

Dear Mr. Demaré:

We refer you to our comment letters dated December 14, 2011 and February 8, 2012, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance